The Advisors' Inner Circle Fund
                            One Freedom Valley Drive
                            Oaks, Pennsylvania 19456

December 15, 2017

VIA EDGAR

Filing Room
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Alison White, Esq.
      Ms. Christina DiAngelo Fettig

Re:  The Advisors' Inner Circle Fund (the "Trust")
     Pre-Effective Amendment No. 2 to the
     Registration Statement on Form N-14
     (File No. 333-221524)


Dear Mses. White and Fettig:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Trust hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of the Trust, which was filed on December 15, 2017, be accelerated so that such Pre-Effective Amendment will become effective at 3:00 p.m., Eastern Time, on December 15, 2017, or as soon thereafter as practicable.

     In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

THE ADVISORS' INNER CIRCLE FUND                 SEI INVESTMENTS DISTRIBUTION CO.

/s/ Dianne M. Descoteaux                        /s/ John Munch
------------------------                        --------------

By: Dianne M. Descoteaux                        By:  John Munch

Title:  Vice President and                      Title:  General Counsel
        Assistant Secretary